21002714

SEC
Mail Processing
Section

MAR 02 2021

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53441

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aquilo Partners, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 California Street, Suite 500
(No. and Street)

San Francisco	**California**	**94108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Rumsey **415-677-0309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Public

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **John Rumsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aquilo Partners, L.P.**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2021, by John Rumsey, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature ______ (Seal)

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquilo Partners, L.P.

December 31, 2020

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
Aquilo Partners, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aquilo Partners, L.P. (the "Partnership") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Aquilo Partners, L.P.'s auditor since 2009.
Walnut Creek, California
February 22, 2021

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2020

Assets	
Cash	$ 5,213,476
Accounts receivable, net	412,553
Investments in securities, at fair value	593,824
Notes and accrued interest receivable – related parties	404,586
Prepaid expenses and other assets	147,744
Right of use asset – operating lease	3,426,084
Property and equipment, net of $45,529 accumulated depreciation	41,822
Total Assets	$ 10,240,089
Liabilities and Partners' Capital	
Liabilities	
Accounts payable	$ 221,053
Accrued compensation	670,523
Deferred revenue	83,333
Lease liability – operating lease	3,453,322
Due to partners	7,392
Total Liabilities	4,435,623
Partners' Capital	5,804,466
Total Liabilities and Partners' Capital	$ 10,240,089

See accompanying notes.

Aquilo Partners, L.P.

Notes to the Financial Statement

December 31, 2020

1. Organization

Aquilo Partners, L.P. (the "Partnership") was formed as a limited partnership on December 12, 2008. Aquilo Partners, Inc. is the general partner of the Partnership. The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents
The Partnership considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2020.

Accounts Receivable
Accounts receivable represents amount that have been earned and billed to clients in accordance with the terms of the Partnership's engagement letters with respective clients and that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (ASU 2016-13"), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment was adopted. ASU 2016-13 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. We adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. We write off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for services will be received. The implementation had no impact on prior year balances. As of December 31, 2020, the allowance for credit losses was $16,169. The allowance decreased by $45,307 as a result of management's estimate.

Property and Equipment
Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Aquilo Partners, L.P.

Notes to the Financial Statement

December 31, 2020

2. Significant Accounting Policies (continued)

Leases
Management determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use asset ("ROU") and lease liability on the accompanying statement of financial condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Partnership has leases that are month to month which are considered short-term and not included in ROU asset and lease liability. Lease agreements may have non-lease components which the Partnership presents as a single lease component.

Income Taxes
The Partnership, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Partnership passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. The Partnership is responsible for New York City income taxes. The Partnership is no longer subject to examination by taxing authorities for tax years before 2016.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. The Partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Partnership's financial statement as of and for the year ended December 31, 2020.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Partnership to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined). At December 31, 2020, the Partnership's net capital was $4,297,851 which exceeded the requirement by $4,230,548.

4. Risk Concentrations

The Partnership maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Partnership has not experienced any losses in such accounts. At December 31, 2020, the Partnership held deposits that were in excess of applicable federal insurance limits by $4,883,588.

The Partnership concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. The Partnership's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

5. Profit Sharing Plan and Pension Plan

The Partnership has a 401(k) profit sharing plan (the "Plan") covering substantially all employees. Contributions under the Plan are made in such amounts as may be determined by the management in conformity with provisions of the Employee Retirement Income Security Act of 1974. In addition, the plan allows for a discretionary salary deferral by employees who may contribute up to the defined statutory limit.

6. Related Party Transactions

The Partnership has issued notes receivable to various related parties that are unsecured and have various interest rates. The notes will be repaid in installments over time. The Partnership issued notes receivable to one of its partners for capital contributions. These amounts have been presented net with the partner's capital account.

7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Partnership bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Partnership's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities
Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Partnership estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

7. Fair Value Measurements (continued)

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common and preferred stock	$ 110,486	$ -	$ 297,419	$ 407,905
Warrants	-	-	185,919	185,919
Total assets at fair value	$ 110,486	$ -	$ 483,338	$ 593,824

Quantitative information about the Partnership's Level 3 fair value measurements of investments as of December 31, 2020 is provided below. In addition to the techniques and inputs noted in the table below, according to the Partnership's valuation policy the Partnership may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Partnership's fair value measurements.

Assets	Fair Value as of December 31, 2020	Valuation Technique	Inputs
Common and preferred stock	$ 297,419	Market approach	Stock price, Most recent financing transaction
Warrants	$ 185,919	Market approach (Black-Scholes)	Stock price, Volatility, Liquidity discount

8. Revenue from Contracts with Customers

Contract Balances

Revenue is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue until such time when the performance obligation is met. Deferred revenue primarily relates to Strategic Advisory Fees received. Deferred revenue from contracts with customers totaled $83,333 and $205,165 as of December 31, 2020 and January 1, 2020 respectively.

Alternatively, the Partnership records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Partnership had receivables of $412,553 and $1,290,085 as of December 31, 2020 and January 1, 2020 respectively (significantly all of which were related to revenues from contracts with customers).

9. Leases

In July 2018, the Partnership entered into an operating lease and related subleases for its office space. The lease commencement date was November 1, 2018 and the term is eighty months. The Partnership has an option to extend for another five years. The extended period was not included in the ROU asset and liability. The base rent includes annual rent increases. The Partnership has entered into two subleases. The ROU asset and lease liability was recorded using a discount rate of 10%. The discount rate was determined by management of the Partnership based on its view of its associated cost of capital. For the year ended December 31, 2020, the Partnership had an ROU asset of $3,426,084 and a lease liability of $3,453,322.

10. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Partnership's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Partnership has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

11. Subsequent Events

The Partnership has evaluated subsequent events through February 22, 2021, the date which the financial statement was issued.